Global System Designs, Inc. 24123 Peachland Blvd., C-4, #106 Port Charlotte, FL, 33954 info@GlobalSystemDesigns.com www.GlobalSystemDesigns.com

VIA EDGAR

June 19, 2013

Larry Spirgel
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:   Global System Designs, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed: June 3, 2013
File No. 333-187782

Dear Mr. Spirgel:

This letter is in response to your comment letter dated June 10, 2013, with regard to amendment no.1 to registration statement on Form S-1 for Global System Designs, Inc., a Nevada corporation (“Global System Designs” or the "Company") filed on June 3, 2013.  Responses to each comment have been keyed to your comment letter.

Registration Statement on Form S-1

1.	General

Shell disclosures have been added accordingly.

The Company believes that the selling shareholders are making a secondary offering and not an indirect primary offering.  Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules has a 6-factor test to identify a secondary offering in disguise as a primary offering.  The 6-factor test is (i) the length of time that each of the selling stockholders has held their respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the selling stockholders of their respective shares of common stock of the Company, (iii) the relationship between the selling stockholders and the Company, (iv) whether the selling stockholders are in the business of underwriting securities, (v) the amount of shares being registered, and (vi) under all the circumstances it does not appear that any of the selling stockholders should be deemed to be acting as a conduit for the Company.

The application of the facts in this offering to the 6-factor test is as follows.  In addition to the fact that the Company will not receive any proceeds in the offering by the selling shareholders:

(i) The Company recognizes that the 725,000 shares held by the selling shareholders were held only three months.  However, this factor alone is not determinative.  The Company urges the SEC to carefully consider the remaining five factors;

(ii) Each of the selling shareholders is a personal friend or acquaintance of an officer or director of the Company, but not remitting any of the sales proceeds to the Company;

(iii) None of the selling shareholders have any role in operating the Company or acting as an underwriter to the Company;

(iv) None of the selling shareholders is in the business of underwriting securities, and each of the selling shareholders purchased or acquired its interest in the Company for investment purposes and not with a view to distribution;

(v) The number of shares being registered is commensurate with that number that market makers would need to see in the float to make a market in a development stage company as a relationship to the offering price and amounts to only approximately 17.90% to 9.0% of the issued and outstanding shares of common stock of the Company depending on how many of the 4,000,000 shares of the Company's common stock are sold pursuant to the Registration Statement once effective; and

(vi) The Company has no agreement, arrangement or understanding with any of the selling shareholders to act as a conduit for the issuer.

Accordingly, none of the foregoing facts of the offering meet any of the conditions of the multipart test identified in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules to identity a secondary offering in disguise as a primary offering, and the offering by the selling shareholders is properly characterized a secondary offering.  As such, the Company has not amended the Registration Statement to restrict the Selling Shareholders to a selling price of $0.02 per share for the entire duration of the Offering, but rather have disclosed that the Selling Shareholders will sell their shares at a price per share of $0.02 until the securities are quoted for trading on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

2.	Summary of Prospectus, page 3

This section has been revised to add disclosure concerning our decision to become a public company at this time, and further, has included disclosure regarding the possibility of a limited public market for our common stock while we are considered a "shell company."

3.	Plan of Operation, page 29

This section has been revised to remove all statements that were inconsistent.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (paul@globalsystemdesigns.com) and cc: Karen Batcher (kbatcher@synergenlaw.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ Paul McDonald
Paul McDonald, President